SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[November 22, 2002]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____

METSO PLANS TO SELL ITS CONVERTING GROUP TO SWISS BOBST GROUP FOR APPROXIMATELY EUR 90 MILLION
SIGNATURES

METSO PLANS TO SELL ITS CONVERTING GROUP
TO SWISS BOBST GROUP FOR APPROXIMATELY EUR 90 MILLION

Helsinki, Finland, November 22, 2002) — Metso Corporation (NYSE: MX; HEX: MEO) has signed a memorandum of understanding on selling its Converting group to Bobst Group SA of Prilly, Switzerland. Bobst Group is a supplier of products and services for the folding carton, corrugated board and flexible packaging industries. The transaction including the due diligence is intended to be completed during the first quarter of 2003. Also the relevant regulatory approval processes will be initiated. The value of the transaction is approximately EUR 90 million.

The planned divestment of the Converting group is a part of Metso’s strategy to focus on the core businesses — pulp and paper industry; rock and mineral processing and process automation.

Metso’s converting group comprises four business units of which the largest are located in England and in Italy. Net sales of the business group totaled EUR 176 million in 2001, and the amount of personnel was approximately 800.

The planned divestment does not have any significant effect on Metso’s operating profit. However, it will reduce Metso’s gearing by approximately 6 percentage points.

Bobst Group SA of Prilly, Switzerland, is a major supplier of products and services for the folding carton, corrugated board and flexible packaging industries. A wide range of products, manufactured in various countries, is marketed through a dedicated sales and service network with offices in more than 100 countries. Bobst Group is listed on the SWX Swiss Exchange.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Sakari Tamminen, Executive Vice President, Metso Corporation, tel. +358 204 84 3010
Eeva Mäkelä, Manager, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

SIGNATURES

Date November 22, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name: Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation